cm 3/22

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04015776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51703 |

SEC MAIL RECEIVED PROCESSING MAR - 8 2004 WASH. D.C. 158

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pembroke Financial Partners LLC

| OFFICIAL USE ONLY |
|---|
| 47193 |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Main Street, Suite 2150
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel E. LeGaye (281) 367-0380
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

211N. Robinson Suite 1200 (Address) Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Daniel E. LeGaye**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Pembroke Financial Partners, LLC**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**Daniel E. LeGaye FINOP**

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **See Note E**
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **See Schedule 2**
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **See Schedule 2**
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **N/A**
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial statements, schedules and report of independent certified public accountants

**Pembroke Financial Partners, L.L.C.**

December 31, 2003 and 2002

Grant Thornton

Accountants and Business Advisors

# Report of Independent Certified Public Accountants

Member
Pembroke Financial Partners, L.L.C.

We have audited the statements of financial condition of Pembroke Financial Partners, L.L.C. as of December 31, 2003 and 2002, and the related statements of operations, member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pembroke Financial Partners, L.L.C. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, referred to above, taken as a whole. The following supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission:

- Computation of Net Capital Under Rule 15c3-1 (Schedule 1)
- Compliance with Rule 15c3-3 (Schedule 2)

These schedules have been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 24, 2004

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

Grant Thornton LLP

## Pembroke Financial Partners, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

December 31,

| ASSETS | 2003 | 2002 |
|---|---|---|
| Cash | $ 12,907 | $ 13,179 |
| Commissions receivable | 1,813 | 1,103 |
| Prepaid expenses | 4,000 | 14,000 |
| Securities owned | | |
| Not readily marketable - at estimated fair value | - | - |
| | $ 18,720 | $ 28,282 |

| MEMBER'S EQUITY | | |
|---|---|---|
| Member's equity | | |
| Member's capital | $ 64,949 | $ 45,348 |
| Accumulated deficit | (46,229) | (17,066) |
| | $ 18,720 | $ 28,282 |

The accompanying notes are an integral part of these statements.

# Pembroke Financial Partners, L.L.C.

## STATEMENTS OF OPERATIONS

Year ended December 31,

| | 2003 | 2002 |
|---|---|---|
| Revenue | | |
| Commission income | $ 14,733 | $ 34,666 |
| Expenses | | |
| General and administrative | 29,441 | 26,901 |
| Consulting fees | 14,455 | 15,629 |
| | 43,896 | 42,530 |
| NET LOSS | $ (29,163) | $ (7,864) |

The accompanying notes are an integral part of these statements.

# Pembroke Financial Partners, L.L.C.

## STATEMENT OF MEMBER'S EQUITY

Years ended December 31, 2003 and 2002

| | Member's capital | Accumulated deficit | Total member's equity |
|---|---|---|---|
| Balances at January 1, 2002 | $ 23,377 | $ (9,202) | $ 14,175 |
| Capital contributions | 21,971 | - | 21,971 |
| Net loss | - | (7,864) | (7,864) |
| Balances at December 31, 2002 | 45,348 | (17,066) | 28,282 |
| Capital contributions | 19,601 | - | 19,601 |
| Net loss | - | (29,163) | (29,163) |
| Balance at December 31, 2003 | $ 64,949 | $ (46,229) | $ 18,720 |

The accompanying notes are an integral part of this statement.

# Pembroke Financial Partners, L.L.C.

## STATEMENTS OF CASH FLOWS

Year ended December 31,

| | 2003 | 2002 |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ (29,163) | $ (7,864) |
| (Increase) decrease in | | |
| Commissions receivable | (710) | 418 |
| Prepaid expenses | 10,000 | (14,000) |
| Net cash used in operating activities | (19,873) | (21,446) |
| Cash flows from financing activities | | |
| Capital contributions | 19,601 | 21,971 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (272) | 525 |
| Cash and cash equivalents at beginning of year | 13,179 | 12,654 |
| Cash and cash equivalents at end of year | $ 12,907 | $ 13,179 |

The accompanying notes are an integral part of these statements.

# Pembroke Financial Partners, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

Pembroke Financial Partners, L.L.C. (the Company) was formed on November 24, 1998 and is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company's primary activity is investment banking.

The Company is classified as a partnership for income tax purposes; accordingly, income taxes on net income are payable personally by the members and are not reflected in the financial statements. As a limited liability company, the member has limited personal liabilities for the obligations or debts of the Company.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

1. <u>Cash Equivalents</u>

All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

2. <u>Accounts Receivable</u>

Management considers accounts receivable from commission agreements to be fully collectible; accordingly, no allowance for doubtful accounts is required. Amounts considered to be uncollectible are charged to operations when that determination is made.

3. <u>Revenue Recognition</u>

Commission revenue is recognized on the trade date.

4. <u>Securities Owned</u>

Securities not readily marketable are carried at estimated fair value as determined by management with unrealized gains and losses reflected in operations.

5. <u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; accordingly, actual results could differ from those estimates.

## NOTE B - SECURITIES OWNED

During 2001, the Company was issued certain common stock purchase warrants as a payment for a private placement offering. The warrants are for unregistered shares and may not be sold, assigned or otherwise transferred unless an effective registration is filed covering such securities. These warrants were estimated by management at the grant date and each subsequent year-end to have no value based on management's evaluation of pricing models, the financial standing of the issuer and the restrictions on transferability, among other considerations.

## NOTE C - COMMISSION AGREEMENT

During 2000, the Company entered into an agreement with a broker/dealer under which it may refer clients to such broker/dealer. As defined in the agreement, the Company is entitled to a commission for securities transactions executed by the broker/dealer on referrals generated by the Company. Revenues for 2003 and 2002 consist entirely of commissions generated under this agreement largely for transactions executed by the Company for the member.

## NOTE D - NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under this rule, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $5,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2003 and 2002, net capital was $14,603 and $14, 070, respectively, and the percentage of aggregate indebtedness to net capital was 0% and 0%, respectively. Excess net capital was $9,603 and $9,070 at December 31, 2003 and 2002, respectively.

## NOTE E - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at December 31, 2003 and 2002, or at any time during the years then ended.

## NOTE F - AFFILIATE TRANSACTIONS

The Company has a management agreement with an affiliate under which the affiliate provides comprehensive management and administrative services for a fixed fee. The agreement further provides for charges related to overhead expenses incurred by the affiliate on behalf of the Company. Total expenses incurred under this agreement were $24,000 and $20,000 for 2003 and 2002, respectively.

Capital contributions of $19,601 in 2003 and $21,971 in 2002 were received through payment of Company expenses directly by the member.

Schedule 1

# Pembroke Financial Partners, L.L.C.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31,

| | 2003 | 2002 |
|---|---|---|
| Aggregate indebtedness | $ - | $ - |
| Net capital | | |
| Member's equity | $ 18,720 | $ 28,282 |
| Deductions and/or charges | | |
| Commissions receivable over 30 days | (117) | (212) |
| Prepaid expenses | (4,000) | (14,000) |
| | (4,117) | (14,212) |
| Net capital | 14,603 | 14,070 |
| Required net capital | 5,000 | 5,000 |
| Excess net capital | $ 9,603 | $ 9,070 |
| Percentage of aggregate indebtedness to net capital | 0% | 0% |

Note: There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2003.

Schedule 2

# Pembroke Financial Partners, L.L.C.

## COMPLIANCE WITH RULE 15c3-3

December 31, 2003 and 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International


Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
W www.grantthornton.com

# Independent certified public accountants' report on internal accounting control

**Pembroke Financial Partners, L.L.C.**

December 31, 2003

Grant Thornton

Accountants and Business Advisors

## Report of Independent Certified Public Accountants

Member
Pembroke Financial Partners, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Pembroke Financial Partners, L.L.C. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
**T** 405.218.2800
**F** 405.218.2801
**W** www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Oklahoma City, Oklahoma
February 24, 2004

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International


Suite 1200
1 Leadership Square
211 N. Robinson
Oklahoma City, OK 73102-7148
**T** 405.218.2800
**F** 405.218.2801
**W** www.grantthornton.com